SE 19003221

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 200
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. DaCosta 781-235-7055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza, Suite 2300	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Nicole M. Tremblay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Securities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNEMARIE O'HARA DAWNAROWICZ
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 28, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Table of Contents

KPMG

KPMG LLP
One Financial Plaza, Suite 2300
Providence, RI 02903

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Weston Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weston Securities Corporation (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005.

Providence, Rhode Island
February 21, 2019

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	1,185,184
Fees and commissions receivable		37,524
Receivable from related party		15,322
Prepaid expenses		23,425
Total assets	$	1,261,455
Liabilities		
Accounts payable and accrued expenses	$	42,160
Income taxes payable to related party		29,161
Payable to related party		4,852
Total liabilities		76,173
Stockholder's equity:		
Common stock, no par value. Authorized 12,500 shares; issued and outstanding 1,200 shares		6,000
Additional paid-in capital		418,318
Retained earnings		760,964
Total stockholder's equity		1,185,282
Total liabilities and stockholder's equity	$	1,261,455

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2018

Revenues:		
Commission and other income		187,488
Related party revenue		80,729
12b-1 fees		2,456
	$	270,673
Expenses:		
Administrative fee – related party		105,371
Legal and audit fees		57,104
Insurance & bonding		20,592
Professional licenses		19,994
Other expenses		6,116
		209,177
Income before income taxes		61,496
Income tax expense		14,947
Net income	$	46,549

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		Amount			
Balance, December 31, 2017	1,200	$	6,000	418,318	714,415	1,138,733
Net income	—		—	—	46,549	46,549
Balance, December 31, 2018	1,200	$	6,000	418,318	760,964	1,185,282

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	46,549
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Fees and commissions receivable		11,930
Receivable from related party		2,708
Prepaid expenses		5,037
Other Assets		9,500
Accounts payable and accrued expenses		(5,428)
Payable to related party		(8,180)
Federal and state income taxes payable		(10,553)
Net cash provided by operating activities		51,563
Net increase in cash and cash equivalents		51,563
Cash and cash equivalents at beginning of year		1,133,621
Cash and cash equivalents at end of year	$	1,185,184
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$	25,500

See accompanying notes to financial statements.

(1) Operations and Organization

Weston Securities Corporation ("WSC" or the "Company"), organized as a Massachusetts corporation on August 14, 1984, was acquired by and therefore became a wholly-owned subsidiary of Washington Trust Bancorp, Inc. ("WTB") on August 31, 2005, and was previously a wholly-owned subsidiary of Weston Financial Group, Inc. ("WFG"). In the same transaction, WFG also became a wholly-owned subsidiary of The Washington Trust Company, of Westerly ("WTC").

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the Financial Industry Regulatory Authority ("FINRA") – formerly, the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"), and is involved in the distribution of Mutual Funds, Variable Annuities, Variable Life, and 529 plans. Until September 29, 2017, when the New Century Portfolios ("NCP") were liquidated, WSC served primarily as the principal underwriter and distributor of four affiliated mutual funds and distributed these funds predominately to clients of WFG. Certain of the officers and trustees of WSC and the affiliated funds were also officers and directors of WFG, WTB, and WTC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents monies held in a bank account under normal commercial terms. Investments in money market funds are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Cash is on deposit with a related party.

(b) Revenue

The Company earns revenue from the following sources: a Sales Agreement with The Park Insurance Agency, Inc. ("Park") (an underlying related party), Variable Annuity Trailers, and 529 Plan Trailers. Additionally, the Company receives commissions from the sale of Variable Annuities, 529 Plans, and Variable Life Insurance Policies along with a small amount of direct 12b-1 fees.

Revenue from contracts with customers in the scope of Accounting Standards Codification ("ASC") Topic 606 is measured based on the consideration specified in the contract with a customer. The Company recognizes revenue from contracts with customers when it satisfies its performance obligations. All of the Company's revenue is within the scope of Topic 606 and is generally recognized over time, as services are performed and performance obligations are satisfied.

(c) Income Taxes

The Company files federal and certain state income tax returns on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Federal and state income taxes are calculated using the pro rata method, and are settled with the parent on a quarterly basis. In addition, the Company files one standalone state income tax return.

Income taxes are calculated and recorded in the Company's results of operations based upon the application of FASB ASC 740, *Income Taxes*. The Company follows the asset and liability method of

accounting for income taxes, in which deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more-likely-than-not to be realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2018, the Company had no deferred tax assets or liabilities and, as a result, had no deferred income tax expense or benefit.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

(3) Revenue

The Company adopted Topic 606 "Revenue from Contracts with Customers" effective January 1, 2018 and has applied the guidance to all contracts within the scope of Topic 606 as of that date. As a result, the Company has modified its accounting policy for revenue recognition as disclosed in Note 2.

The Company applied Topic 606 using the modified retrospective method. There was no cumulative effect adjustment as of January 1, 2018, and there were no material changes to our financial statements at or for the twelve months ended December 31, 2018, as a result of adopting Topic 606.

The Company applied the practical expedient pertaining to contracts with original expected duration of one year or less and does not disclose information about remaining performance obligations on such contracts.

The Company also applied the practical expedient pertaining to contracts for which, at contract inception, the period between when the entity transfers the services and when the customer pays for those services will be one year or less. As such, the Company does not adjust the consideration from customers for the effects of a significant financing component.

Commission revenue, which comprises 69% of total revenues, is earned as the result of placing insurance and other variable contracts for Park, and 529 Plans. 30% of revenue is earned through a Sales Agreement with Park (see note 5) and less than 1% is earned through 12b-1 fees. The Company may be subject to greater risk due to the concentration of revenue from a small number of sources.

(4) Related-Party Transactions

Effective March 1, 1999, the Company entered into a Sales Agreement with Park, a wholly-owned subsidiary of WFG, under which Park pays to the Company 70% of total commissions earned on sales of insurance products. For the year ended December 31, 2018, the Company generated revenue of $80,729 under this Sales Agreement, $15,322 of which was a receivable at December 31, 2018.

The Company also has an Administration Agreement with WFG, a wholly-owned subsidiary of the Company's sister subsidiary, WTC, under which WFG provides the Company with Management, administrative facilities, and services, including the use of WFG personnel. The Administration Agreement with WFG is calculated and settled monthly using the following methodology: the Company paid 3% of specified employee-related costs and 1% of specified occupancy-related costs incurred by WFG, and 2% of the Intercompany Management Fee between WFG and WTC. For the year ended December 31, 2018, the Company incurred expenses related to this Administration Agreement in the amount of $105,371, of which $4,852 is owed to WFG at December 31, 2018.

The Company files federal taxes on a consolidated basis with WTB. During the year, the Company made $25,500 in payments to WTB for taxes. At year-end, the Company owed $29,161 to WTB for its tax liability.

(5) Income Taxes

The provision for income taxes is presented below:

Federal	$	12,374
State		2,573
Total income tax expense	$	14,947

The reconciliation of federal income tax at the statutory rate to the effective income tax rate is presented below:

Reconciliation of federal income tax at statutory rate to the effective income tax rate:

		Amount	**Percentage of pre-tax income**
Tax expense at Federal statutory rate	$	12,914	21.00%
Increase in taxes resulting from:			
State income tax expense, net of federal income tax benefit		2,033	3.31%
Total income tax expense	$	14,947	24.31%

On January 1, 2018, the majority of the provisions of the Tax Cuts and Jobs Act (the "Tax Act") took effect. The Tax Act permanently lowered the corporate federal income tax rate from 35% to 21%. There were no other provisions of the Tax Act that were applicable to the Company in 2018.

Current income tax expense for 2018 of $14,947 is comprised of federal and state income tax calculated using the pro rata method. The prior three tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

The Company had no uncertain tax positions as of December 31, 2018.

(Continued)

(6) Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the minimum net capital the Company is required to maintain (as defined) is $25,000, or the ratio of aggregate indebtedness (as defined) to net capital of 15 to 1 (6 2/3%), whichever is greater. FINRA provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of ($60,082), which was $85,082 deficient of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2018 was (1.27) to 1. See schedule I.

(7) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. See schedules II and III.

(8) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker/dealer in securities as described in note 1. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions. As of December 31, 2018, Management of the Company believes that all customer initiated transactions have been fully executed by the Company.

(b) Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2018.

(9) Subsequent Events

Pursuant to ASC 855, *Subsequent events*, the Company evaluated all subsequent events through February 21, 2019, which coincides with the date the financial statements were available to be issued, and determined that the following matter requires disclosure:

On February 14, 2019, the Company notified FINRA that its net capital was below the minimum amount required (pursuant to the Notice Filing made under SEC Rule 17a-11(b)) (see Note 6) due to cash balances being held at an affiliate in excess of normal monthly operating expenses, which are disallowed in the net capital calculation pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 ("net capital"). These amounts were also incorrectly reported in the Company's 2017 computation of net capital pursuant to Rule 15c3-1 of the Securities and Exhange Act of 1934 included in the supplementary schedule to the audited financial statements. The deficiency in net capital was remediated on February 14, 2019, when the cash in excess of normal monthly operating expenses was transferred to a non-affiliate bank. As a result of the cash

transfer to a non-affiliate, the revised net capital exceeded the regulatory minimum amount required of $25,000. Additionally, an amended FOCUS Form X-17A-5 was filed on February 19, 2019, which agrees with the net capital calculation as of December 31, 2018 in the accompanying financial statements and supplementary schedules.

Except for the matter noted above, there were no other items to disclose.

Schedule I

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2018

Capital – stockholder's equity	$	1,185,282
Deductions – nonallowable assets:		
Cash held at affiliated bank greater than the normal day-to-day operating balance		(1,169,093)
Fees and commissions receivable		(37,524)
Receivable from affiliate		(15,322)
Prepaid expenses		(23,425)
Net capital		(60,082)
Aggregate indebtedness		76,173
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000)		25,000
Excess net capital	$	(85,082)
Ratio of aggregate indebtedness to net capital		(1.27)-1

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018) is not necessary since there was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2018 and that of the information included herein.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule II

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule III

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

KPMG LLP
One Financial Plaza, Suite 2300
Providence, RI 02903

Report of Independent Registered Public Accounting Firm

The Board of Directors
Weston Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Weston Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Providence, Rhode Island
February 21, 2019

Weston Securities Corporation's Exemption Report

Weston Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1) that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with the activities as a broker or dealer.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the January 1, 2018 thru December 31, 2018 period without exception.

Weston Securities Corporation

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Nicole M. Tremblay, President

Date: 1/24/19

By: [signature]
Stephen G. DaCosta, Vice President

Date: 1/24/19

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2018

(With Reports of Independent Registered Public Accounting Firm Thereon)